# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EYENOVIA, INC., CIK 0001682639
CUSIP: 30234E203
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001829126-25-004618
Filed by CIK 0001792691
Persons authorized to receive notices and communications: Andrew Schinder, Avenue Capital Group,, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036, (212) 878-3520

## Reporting persons
- Avenue Venture Opportunities Fund, L.P. (CIK 0001792691): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 174,175 (3.41% of the class); the aggregate amount excludes certain shares
  Comment: (1) Aggregate amount owned includes 174,175 shares of common stock held directly by Avenue Venture Opportunities Fund, L.P ("Fund"), but excludes 140,000 shares of common stock issuable upon exercise of a warrant to purchase shares of Issuer's common stock. Such warrant is exercisable at any time at Fund's option at a per share exercise price of $4.00. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- Avenue Venture Opportunities Fund II, L.P. (CIK 0001886343): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 261,263 (5.12% of the class); the aggregate amount excludes certain shares
  Comment: (1) Aggregate amount owned includes 261,263 shares of common stock held directly by Avenue Venture Opportunities Fund II, L.P. ("Fund II"), but excludes 210,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock. Such warrant is exercisable at any time at Fund II's option at a per share exercise price of $4.00. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- Avenue Capital Management II, L.P. (CIK 0001317338): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 435,438; shared voting power 0; sole dispositive power 435,438; shared dispositive power 0; aggregate amount beneficially owned 435,438 (8.53% of the class); the aggregate amount excludes certain shares
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Manager") of each of Fund and Fund II, (the "Funds"). The general partner of each of Fund and Fund II has delegated all management authority to Manager and therefore, Manager has sole voting and dispositive power over all securities of Issuer held by the Funds but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Aggregate amount beneficially owned excludes Warrants to purchase an aggregate of 250,000 shares of common stock held by the Funds.
  
  (3) Percent of class is based on 5,104,355 shares of Common Stock of Issuer outstanding as of June 24, 2025.
- Avenue Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 174,175 (3.41% of the class)
  Comment: (1) Avenue Venture Opportunities Partners, LLC ("AVOP") is the general partner of Fund. AVOP has delegated voting and dispositive power over securities held by Fund to Manager and disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- Avenue Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 261,263 (5.12% of the class)
  Comment: (1) Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of Fund II. AVOPII has delegated voting and dispositive power over securities held by Fund II to Manager and disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- GL Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 174,175 (3.41% of the class)
  Comment: (1) GL Venture Opportunities Partners, LLC ("GLVOP") is the managing member of AVOP, the general partner of Fund. GLVOP has no voting or dispositive power over securities held by Fund and disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- GL Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 261,263 (5.12% of the class)
  Comment: (1) GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of Fund II. GLVOPII has no voting or dispositive power over securities held by Fund II and disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.
- Marc Lasry (CIK 0001259927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 435,438 (8.53% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of GLVOP and GLVOPII and therefore is the ultimate beneficial owner of the Funds. Mr. Lasry does not have voting or dispositive power over securities held by the Funds. As more fully described in Item 5, aggregate beneficial ownership by the Reporting Persons is limited to a 9.99% blocker, and the aggregate amount beneficially owned in row 11 and the percentage set forth in row 13 give effect to such blocker for each Reporting Person.
  
  (2) Percent of class is based on 5,104,355 shares of Issuer's common stock outstanding as of June 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Name of issuer: EYENOVIA, INC.
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Comment:
This Amendment No. 4 (this "Amendment") amends the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on May 15, 2025, as amended by Amendment No. 1, filed with the SEC on June 3, 2025, Amendment No. 2, filed with the SEC on June 13, 2025, and Amendment No. 3, filed with the SEC on June 20, 2025 (collectively, the "Schedule 13D"), by the Reporting Persons with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Eyenovia, Inc. ("Issuer").

Only those items that are hereby reported are amended; all other items in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Schedule 13D is incorporated by reference. The Reporting Persons expressly disclaim status as a "group" for purposes of this Amendment. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Schedule 13D as Exhibit 99.1 thereto. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Residence or business address: The information set forth in Item 2(b) of the Schedule 13D is incorporated by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Schedule 13D is incorporated by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Schedule 13D is incorporated by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Schedule 13D is incorporated by reference.
Citizenship: The information set forth in Item 2(f) of the Schedule 13D is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: (a) - (c) The information set forth in Item 4 of the Scheule 13D is incorporated by reference. This Amendment is being filed to report a change in Reporting Persons' beneficial ownership due to an increase in Issuer's outstanding shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and Item 13 of the cover page for each Reporting Person. The Reporting Persons are subject to a blocker that limits their beneficial ownership to 9.99% of the outstanding shares of Common Stock of the Issuer (the "Blocker"). The aggregate beneficial ownership by each Reporting Person gives effect to the Blocker and therefore excludes shares of common stock issuable upon exercise of the Warrants. The Blocker of 9.99% may be changed to up to 19.99% at the Reporting Persons' election upon at least 61 days' notice to the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 11 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: The information set for in Item 5(d) of the Schedule 13D is incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 99.1 to Schedule 13D on May 15, 2025).

https://www.sec.gov/Archives/edgar/data/1682639/000182912625003724/avenueventure_ex99-1.htm

## Signatures
- Avenue Venture Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL Venture Opportunities Partners LLC, Man. Member Avenue Venture Opportunities Partners LLC, Gen. Ptnr. (07/02/2025)
- Avenue Venture Opportunities Fund II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member GL Venture Opportunities Partners II LLC, Man. Mbr Avenue Venture Opportunities Partners II LLC, Gen. Ptnr. (07/02/2025)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of Avenue Capital Management II GenPar, LLC, General Partner (07/02/2025)
- Avenue Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners, LLC, Managing Member (07/02/2025)
- Avenue Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners II, LLC, Managing Member (07/02/2025)
- GL Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (07/02/2025)
- GL Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (07/02/2025)
- Marc Lasry: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry (07/02/2025)